United States securities and exchange commission logo





                             September 9, 2020

       Howard J. Weisman
       Chief Executive Officer
       PaxMedica, Inc.
       50 Tice Boulevard, Suite A26
       Woodcliff Lake, NJ 07677

                                                        Re: PaxMedica, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 28,
2020
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 2,
2020
                                                            File No. 333-239676

       Dear Mr. Weisman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Results of Operations
       Comparison of the Six Months Ended June 30, 2020 to the Six Months Ended June 30, 2019
       Operating Expenses
       General and Administrative, page 49

   1. Please revise your disclosure to quantify the reasons for the change in general and administrative expenses
as previously requested in prior comment 9 in our letter dated
                                                        June 11, 2020.
 Howard J. Weisman
PaxMedica, Inc.
September 9, 2020
Page 2
Description of Capital Stock
Choice of Forum, page 97

2.    Your amended and restated certificate of incorporation filed as Exhibit
3.2 states that the
      federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of
      1933. Please expand your disclosure here and in your risk factor on page 39 to reflect this forum selection provision and to highlight risks associated with this provision, including uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.
       You may contact Ameen Hamady at 202-551-3891 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameHoward J. Weisman
                                                            Division of
Corporation Finance
Comapany NamePaxMedica, Inc.
                                                            Office of Life
Sciences
September 9, 2020 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName